

June 22, 2007

Mail Stop 7010

By U.S. Mail and facsimile (515) 323-8559

Clay Hansen
Chairman of the Board and President
Prairie Creek Ethanol, LLC
415 N. Locust Street, PO Box 280
Goldfield, Iowa 50542

> **Re:** **Prairie Creek Ethanol, LLC**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 31, 2007**
> **File No. 333-141585**

Dear Mr. Hansen:

We have reviewed your amended filing and responses to our comments of May 1, and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Prospectus Summary, page 1

1. Please clarify, if true, that the net proceeds listed here are net of your anticipated $550,000 of offering expenses. Otherwise, investors might be confused as this information appears to be inconsistent with cover page disclosure of the proceeds to the company.

Subscription Procedures, page 1

2. We note disclosure that until the investors have paid the balance due on the notes, the company will have a security interest in the units, but also that until the notes are called, investors will only have a contractual right to acquire the units upon payment and will have no other rights as members. It is unclear to us at what point the investors will actually own the units and how they might grant a security interest in the units if they do not own them until they have paid the notes. Similarly, the legality opinion states that the units will be fully paid "when issued and sold in the manner referred to in the registration statement . . ." We assume that this means that the notes will have been fully paid, but please clarify this

point. Otherwise, please tell us whether the promissory notes constitute valid consideration for the units under Iowa law.

3. Where you state that you will call the balance of the notes at any time after you sell the minimum offering amount, and that you may choose to wait to call the balance for a variety of reasons, please clarify that you will in any case call the balance no later than the tenth day of the eleventh month after the date of the prospectus, consistent with disclosure elsewhere in your document.

Legal Opinion

4. Please file a counsel's consent to the inclusion of the opinion as an exhibit to the registration statement and to references to counsel in the prospectus. We note that the exhibit list contemplates that this consent is included in Exhibit 5.1, but that it does not appear there. Please either revise Exhibit 5.1 or file a separate consent.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Valerie D. Bandstra
        Brown Winick, PLC
        666 Grand Avenue, Suite 2000
        Des Moines, Iowa 50309-2510